SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing to Organize a Web Conference
Regarding Fourth Quarter and Full Year 2003 Earnings

Denver, Colorado and Montpellier, France – March 25, 2004 — Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), a leading multimedia conferencing specialist, will hold a web conference on Wednesday, March 31, 2004, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Standard Time regarding fourth quarter and full year 2003 earnings.

Chairman and Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host the call.

The conference call will be webcast live, and may be accessed by joining the live webcast at www.genesys.com.

If you are unable to participate during the conference, a replay of the call will be available at www.genesys.com.

About Genesys Conferencing

Genesys Conferencing is a global leader in integrated multimedia solutions, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. The largest conferencing specialist in the world with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 21 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marche in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com

At Genesys Conferencing

Michael E. Savage
Executive Vice President/Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 25, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer